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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934


                        Catalytica Energy Systems, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                  148884 10 9
                    ----------------------------------------

                                 (CUSIP Number)


                               December 15, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 148884 10 9                   13G                    Page 2 of 6 pages

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       1. Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
               Enron Corp., I.R.S. Identification No. 47-0255140
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       2. Check the Appropriate Box if a Member of a Group (See Instructions)
               (a) |_|
               (b) |X|
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       3. SEC Use Only
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       4. Citizenship or Place of Organization
               Oregon
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                               5.Sole Voting Power
                                      1,342,889*
                               -------------------------------------------------
       Number of Shares        6.Shared Voting Power
      Beneficially Owned               -0-
      by Each Reporting        -------------------------------------------------
         Person With:          7.Sole Dispositive Power
                                      1,342,889*
                               -------------------------------------------------
                               8.Shared Dispositive Power
                                       -0-
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       9. Aggregate Amount Beneficially Owned by Each Reporting Person
               1,342,889*
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      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
               |_|
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      11. Percent of Class Represented by Amount in Row (9)
               7.3%
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      12. Type of Reporting Person (See Instructions)
               CO
--------------------------------------------------------------------------------

* See response to Item 4.




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CUSIP No. 148884 10 9                   13G                    Page 3 of 6 pages



                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            The name of the issuer is Catalytica Energy Systems, Inc. ("CESI").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The principal executive office of CESI is located at 430 Ferguson Drive, Mountain View, CA 94043-5273.

Item 2(a).  Name of Person Filing:

            The reporting person is Enron Corp., an Oregon corporation ("Enron"). Enron, through controlled affiliates, has sole voting and dispositive power over the shares subject to this Schedule.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of Enron is 1400 Smith Street, Houston, TX 77002.

Item 2(c).  Citizenship:

            The place of organization of Enron is Oregon.

Item 2(d).  Title of Class of Securities:

            The class of securities of CESI owned beneficially by Enron is common stock, $.001 par value (the "Common Stock").

Item 2(e).  CUSIP Number:

            148884 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under Section 15 of the Act
                    (15 U.S.C. 78o);
            (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                    78c);
            (c) |_| Insurance company as defined in Section 3(a)(19) of the Act
                    (15 U.S.C. 78c);
            (d) |_| Investment company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);


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CUSIP No. 148884 10 9                   13G                    Page 4 of 6 pages



            (f) |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);
            (g) |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);
            (h) |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)     |_| A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            Not applicable.

Item 4.     Ownership.

            (a) Amount beneficially owned: The amount of securities beneficially owned by Enron is 1,342,889 shares of Common Stock. Such shares are presently held of record by JSB Asset LLC, a controlled affiliate. As part of its organizational activities Enron may from time to time transfer such shares among its subsidiaries and controlled affiliates, but Enron retains sole voting and dispositive power with respect to all of such shares.

            (b) Percent of class: The percent of the class of Common Stock beneficially owned by Enron is 7.3%

            (c) Number of shares as to which the person has:
                (i) Sole power to vote or to direct the vote: 1,342,889 shares of Common Stock.
                (ii) Shared power to vote or to direct the vote: -0- shares of
                     Common Stock.
                (iii)Sole power to dispose or to direct the disposition of:
                     1,342,889 shares of Common Stock.
                (iv) Shared power to dispose or to direct the disposition of:
                     -0- shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.




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CUSIP No. 148884 10 9                   13G                    Page 5 of 6 pages



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            Not applicable.




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CUSIP No. 148884 10 9                   13G                    Page 6 of 6 pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 14, 2001
                                       -----------------------------------------
                                         (Date)


                                       ENRON CORP.


                                       By: /s/ REX R. ROGERS
                                       -----------------------------------------
                                            (Signature)

                                        Rex. R. Rogers, Vice President
                                       -----------------------------------------
                                            (Name and Title)